Organigram Announces Expanded Development of Rapid-Onset
Nano-Emulsification Technology for Cannabis Beverages

Organigram plans for launch of dried powder formulation
beverage products in early 2020 in Canada

  Proprietary nano-emulsion technology, developed based on analytical testing, used to create products with an initial onset of 10-15 minutes
  Shelf-stable, thermally-stable, water-compatible and palatable cannabinoid nano-emulsion formulation allows for the production of both liquid and powdered beverage products
  Company actively seeking experienced beverage partner for global product development

MONCTON, NB, July 8, 2019 - In anticipation of the legalization of adult use recreational cannabis edibles in Canada, as well as consumer demand for cannabis-infused beverages, Organigram Holdings Inc. (TSX VENTURE: OGI) (NASDAQ: OGI), the parent company of Organigram Inc. (the "Company" or "Organigram"), a leading licensed producer of cannabis, has developed a proprietary nano-emulsification technology that will allow for the production of both liquid and powdered cannabinoid products.

In addition to the Company's previously announced plans to launch a range of premium cannabinoid-infused chocolates, Organigram is planning to launch a variety of dried powder formulation beverage products in early 2020 in Canada.

"This is an exciting time for cannabis product development, says Greg Engel, CEO, Organigram. "We know that predictability and reliability are important to adult consumers of cannabinoid-infused products. We also believe that a powder additive will offer consumers a unique and differentiated offering, along with convenience and discretion. Allowing consumers to make their own choice as to which beverage they will infuse opens up a new consumption experience for Canadian cannabis consumers."

A key anticipated feature of the products to be developed by Organigram is the initial onset of the effects of the cannabinoids within 10 to 15 minutes. To determine the onset of effects, the cannabinoid particles have been studied at a size of 20 nm (nanometers). Organigram, subject to the receipt of any required approvals, plans to conduct further testing to confirm the onset of action and duration of effect.

At the same time, the Company is also actively seeking a strategic partner with proven experience in beverage product development to take advantage of the liquid formulation it has developed.

About Nano-Emulsion

Typically, the active ingredients in cannabis such as Tetrahydrocannabinol (THC) and Cannabidiol (CBD) are lipophilic, and don't naturally dissolve in water. The process by which the body processes these ingredients can take a significant amount of time and likely delay the onset and offset of the effects of the cannabinoids.

"In order to reliably speed up this onset/offset process, nano-emulsification of these fatty substances into very small water soluble droplets enables them to be dispersed uniformly in water," says Dr. Alec Zhou, Director of Research and Development, Organigram. "This process effectively bypasses a large part of the metabolic process, accelerating absorption of active forms of the cannabinoids into the bloodstream."

The emulsion process developed by the Organigram team generates micro-droplets that are very small and uniform, translating to an absorption and onset of effect that is rapid, reliable and controlled.

"With traditional edibles and beverages, the body spends significant time breaking down fat soluble cannabinoid particles which are then absorbed and metabolized in the body before effects are felt. This lengthy process can result in accidental overconsumption and undesirable experiences," says Ray Gracewood, Senior Vice President of Marketing and Communications, Organigram.

"We thought that if we can do that breakdown work before a consumer ingests the product, these products could have the potential to change the way consumers think about cannabis-infused products."

Organigram's nano-emulsion technology is stable to temperature variations, mechanical disturbance, salinity, pH, and sweeteners.

About Organigram's Dried Powder Formulation

Organigram researchers have also recently developed a way to transform this emulsification system into a solid form, turning it into a dissolvable powder. This shelf-stable, thermally-stable, water-compatible and palatable cannabinoid nano-emulsion formulation is expected to provide an initial onset of effect within 10 to 15 minutes if used in a beverage.

The powdered formulation will offer consumers a measured dose of cannabinoids which they can then add to the beverage of their choice and expect a reliably rapid onset and offset of effects, while also offering the discretion, portability and shelf life expected of a dry formulation.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "estimates", "intends", "anticipates", "believes" or variations of such words and phrases or state that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to variety and timing of product development including dried powder beverage formulations and the attributes thereof and timing for further testing and the receipt of any required license or approval to do so. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include results of testing, unforeseen delays in steps related to product testing and development; including risks as disclosed in the Company's most recent annual information form, management's discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:

Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653